

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 13, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Stephen J. Smith
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

> **Re:** **American Greetings Corporation**
> **Form 10-K for the year ended February 28, 2007**
> **File No. 001-13859**

Dear Mr. Smith:

We have your response dated August 2, 2007 have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended February 28, 2007

Financial Statements

Managements Discussion and Analysis

1.	Refer to our previous comment 2. You state that some of the most significant costs associated with your investments in cards strategy are for new fixtures. It appears that you record the cost of these fixtures as reductions of net sales. We note that you also make and sell custom display fixtures through a subsidiary, AG Industries. Please tell us whether you make and sell the new fixtures provided as part of this strategy and describe, in detail, whether and how your related accounting complies with the guidance in paragraph 10 of EITF 01-9. In addition, please quantify the new fixture costs incurred as a result of these initiatives in fiscal 2007.

Consolidated Statements of Income, page 42

2.	Refer to our previous comment 5. It is unclear why you believe foreign exchange gain/loss, interest income, and gains or losses related to operating activities (for example, contract terminations and product line disposals), as detailed in your Note 3 of your 2007 Form 10-K, are able to be combined under parts 6 and 7 of Rule 5-03 of Regulation S-X. Specifically it appears that, at the very least, such items should be separately identified in your income statement. Preferably, you should include a subtotal "operating income" on your income statement inclusive of gains and losses from operating activities, and then display non-operating income, as defined under part 7 of Rule 5-03 of Regulation S-X, for clarity. Please revise your presentation or tell us why you believe such revision is unnecessary.
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Note 1 - Revenue Recognition

3.	Refer to your response to our previous comment 7. When a retailer converts to an SBT arrangement and you reverse previous sales transactions with that retailer, please explain whether you reverse these transactions at their gross selling price to retailers or at their true price to that specific retailer, net of applicable incentive payments. If you repurchase the goods without consideration of incentive payments, it appears that profit margins with that customer could be very significantly distorted. In fact, it appears that it may be possible for negative revenue with that customer to have occurred on a cumulative basis under the old arrangement. Further, if additional unearned advances under the original incentive agreements remain and are "earned" by the retailer in subsequent periods, it appears that profit margins could be materially impacted in future periods as well. Please discuss the consideration you have given to these matters and quantify for us the balance of unearned incentive payments, at the time of conversion, related to SBT conversions that occurred in the most recent two fiscal years. To the extent practicable, discuss the impact of these transactions on gross profit margin as a percentage of revenues. We may have additional comments upon review of your response.

4.   Refer to your response to our prior comment 8. In the future, if true, please disclose in your filing that there is generally no material equipment, software or technology that you need to design, install or pay for in connection with the SBT conversions.

Note 10 – Deferred Costs

5.   Please explain why you have presented changes in this account in a single line item and on a net basis in your statement of cash flows as the nature of such account does not appear to meet the applicable requirements. . You have stated in your response that, for the most part, the items comprising this account are long term in nature. Please revise your document to present changes on a gross basis in your statement of cash flows or advise.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief